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                          January 29, 2024

       Ellery W. Roberts
       Chief Executive Officer
       1847 Holdings LLC
       590 Madison Avenue, 21st Floor
       New York, NY 10022

                                                        Re: 1847 Holdings LLC
                                                            Registration
Statement on Form S-1
                                                            Filed January 24,
2024
                                                            File No. 333-276670

       Dear Ellery W. Roberts:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Scott
Anderegg at 202-551-3342 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Trade & Services